Exhibit 99.1

Yintech Announces Management Change

SHANGHAI, China, February 22, 2018 — Yintech Investment Holdings Limited (NASDAQ: YIN) (“Yintech” or the “Company”), a leading provider of investment and trading services for individual customers in China, today announced that Mr. Jingbo Wang has resigned as Chief Financial Officer due to personal reasons. The resignation is effective on February 22, 2018. Mr. Hongchen Yu, Yintech’s Investor Relations Director, will assume the role of Interim Chief Financial Officer while the Company conducts a search for a permanent replacement.

Mr. Yu joined Yintech in 2016 and has served as Investor Relations Director since then. Prior to joining Yintech, Mr. Yu worked at Deutsche Bank from 2012 to 2016. Mr. Yu graduated from Peking University with dual bachelor’s degrees in finance and statistics in 2010, and from Columbia University with a master of science degree in financial engineering in 2012.

“I would like to thank Jingbo for his invaluable service and significant contribution to Yintech over the past three and half years,” commented Mr. Wenbin Chen, Chairman and Chief Executive Officer of Yintech. “Jingbo joined Yintech in October 2014 and was instrumental in helping us navigate through our initial public offering and creating strong financial management and internal control systems. We wish him all the best and continued success in his future endeavors.”

About Yintech

Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual customers in China. Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, Yintech is focused on the provision of gold and other commodities trading services, securities advisory services, securities information platform services, overseas securities trading services and asset management services.

For investor and media inquiries, please contact:

Yintech

Investor Relations Department
Phone: +86 21 2028 9009 ext 8270
E-mail: ir@yintech.cn

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com